UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 15, 2021

CANCER GENETICS, INC.

(Exact Name of Company as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Item 8.01 Other Events.

StemoniX Shareholder Approval of Merger Agreement

Effective March 15, 2021, the shareholders of StemoniX, Inc. (“StemoniX”), acting by written action in lieu of a special meeting of the shareholders, approved the Agreement and Plan of Merger and Reorganization dated August 21, 2020, as amended on February 8, 2021 and February 26, 2021 (the “Merger Agreement”) with Cancer Genetics, Inc. (“CGI”) and CGI Acquisition, Inc., a wholly owned subsidiary of CGI (“Merger Sub”), whereby Merger Sub will be merged with and into StemoniX, with StemoniX surviving the merger as a wholly-owned subsidiary of CGI (the “Merger”), subject to approval by CGI’s shareholders and satisfaction of other closing conditions.

In the same written action described above, the shareholders of StemoniX approved the exercise of the drag-along rights contained in the Fifth Amended and Restated Shareholder Agreement of StemoniX (the “Shareholder Agreement”) to compel the remaining shareholders of StemoniX who are a party to the Shareholder Agreement to vote their shares in favor of the Merger and execute all other documents required to be executed by the shareholders in connection with the Merger.

StemoniX Convertible Note Offering

On March 12, 2021, StemoniX completed its offering of Convertible Promissory Notes (the “Convertible Notes”). As of March 12, 2021, StemoniX had outstanding $12,673,134 in principal amount of Convertible Notes, plus $418,154 in accrued interest. The Convertible Notes are convertible into StemoniX common stock based on the lesser of (i) a percent of the then-fair market value per share of StemoniX common stock and (ii) a per share price reflecting a pre-money, fully-diluted StemoniX valuation of $57,000,000, assuming conversion or exercise of all outstanding StemoniX securities convertible or exercisable for equity securities (other than the Convertible Notes or any other convertible promissory notes issued after the date of the Convertible Notes) and the exercise of all outstanding options and warrants to purchase equity securities of StemoniX, calculated as of immediately prior to their conversion. The Convertible Notes will be converted into shares of StemoniX common stock immediately prior to the Merger.

StemoniX Series C Preferred Stock Offering

As previously reported, on January 28, 2021, StemoniX entered into a stock purchase agreement (the “Series C Preferred Stock Purchase Agreement”) with two institutional accredited investors pursuant to which StemoniX agreed to issue shares of its Series C Convertible Preferred Stock (the “Series C Preferred Stock”). Also as previously reported, one of those investors determined thereafter to acquire a $3 million StemoniX Convertible Note in lieu of investing the same amount in Series C Preferred Stock. On February 18, 2021, StemoniX and the remaining investor committed to issuing and purchasing, respectively, $2 million of Series C Preferred Stock and, in light of the consummation of CGI’s other financing activities, amended and restated the Series C Preferred Stock Purchase Agreement to provide that only $2 million of Series C Preferred Stock would be issued in the aggregate.

On March 15, 2021, StemoniX and the remaining institutional investor closed the purchase and sale of Series C Preferred Stock as contemplated under the Series C Preferred Stock Purchase Agreement.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between CGI and StemoniX, CGI has filed relevant materials with the SEC, including a registration statement on Form S-4, as amended, that contains a proxy statement/prospectus/information statement. INVESTORS AND SECURITY HOLDERS OF CGI AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, STEMONIX AND THE PROPOSED MERGER. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by CGI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGI by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGI and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGI in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGI and their ownership of shares of CGI’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents filed and to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGI at the address described above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGI and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGI and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGI’s and StemoniX’s control. CGI’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGI’s and StemoniX’s ability to obtain the approval of Nasdaq for continued listing and listing after the merger, and the shareholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement relating to the merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGI and/or StemoniX, and (vi) those risks detailed in CGI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and its registration statement on Form S-4, as amended, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGI from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGI nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGI and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cancer Genetics, Inc.
March 16, 2021
	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	President and Chief Executive Officer

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